Q1 2008
Quarterly Report to Shareholders
For the Three Months Ended
March 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following management discussion and analysis (MD&A) is as of May 12, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. (“JED”) for the three months ended March 31, 2008 and 2007, other financial information included in this quarterly report and with the MD&A and the audited consolidated financial statements of JED Oil Inc. (“JED” or the “Company”) for the years ended December 31, 2007 and 2006, together with accompanying notes. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), can be found on the SEDAR website at www.sedar.com.
Discussion with regard to JED’s 2008 outlook is based on currently available information. All amounts are stated in United States dollars except where otherwise indicated. The financial data presented below has been prepared in accordance with United States generally accepted accounting principles (GAAP). The reporting currency is the United States dollar and the functional currency is the Canadian dollar.
The term barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 thousand cubic feet (mcf) equals 1 barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversion in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This interim report includes forward looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described elsewhere in this MD&A.
Other sections of this MD&A may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
We undertake no obligation to update publicly or revise any forward-looking statements except as required by law. Furthermore, the forward-looking statements contained in this interim report are made as of the date of this report, and we undertake no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise except as required by law. The forward-looking statements in this interim report are expressly qualified by this cautionary statement.

GOING CONCERN UNCERTAINTY
The accompanying consolidated financial statements have been prepared on a going concern basis which presumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
During the three months ended March 31, 2008, the Company incurred a net loss of $927,800 (2007 — $3,456,047) and realized a positive cash flow from operating activities of $3,322,914 (2007 — positive cash flow of $817,152). Included in the net loss was a gain on sale of petroleum and natural gas properties of $2,307,194 (2007 — $nil). For the year ended December 31, 2007, the Company generated a net income of $10,539,797 and realized a negative cash flow from operating activities of $503,405.
At March 31, 2008, the Company had a consolidated working capital deficiency of $56,850,104 (December 31, 2007 — $48,996,421) and a stockholder’s deficiency of $14,425,684 (December 31, 2007 — $16,061,026). The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
The holders of the Company’s 10% Senior Subordinated Convertible Notes (the “Notes”) have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement and subsequent amendments, the Company has until June 3, 2008 to complete the credit facility to be offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $27 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $13 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of the Company at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of 1 year from the date of closing and notes totaling approximately $6 million will mature 2 years from the closing date.
During the year ended December 31, 2007, preferred shareholders of the Company agreed to an extension to the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement reduces the Company’s current cash requirement to redeem the preferred shares for $28,760,000 until 2010.
In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. The Company submitted a detailed plan to AMEX on May 22, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan has been approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that the Company does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through the Company either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.
Milestones in the plan submitted to AMEX that have been achieved include the sale of petroleum and natural gas properties which was completed on June 8, 2007, the acquisition of Caribou Resources Corp. (“Caribou”) which was closed on July 31, 2007, and the renegotiation of the terms of the preferred shares to extend the redemption provision to February 1, 2010 which was approved by the shareholders on July 30, 2007. The Company also completed drilling it had proposed in the plan and returned to profitability for the year ended December 31, 2007. The refinancing of the Notes described above also fulfills a milestone within the Company’s plan. As a result of additional interest and an extension fee in connection with the extensions of the Notes during the refinancing (note 7), as well as foreign exchange losses on currency retranslation not originally included in the Company’s plan, the Company incurred a net loss during the three months ended March 31, 2008. The Company is required to achieve profitability by October 13, 2008 as a further milestone to be accomplished.

OVERVIEW
The Company’s production for the first quarter of 2008 averaged 1,537 barrels of oil equivalent per day (BOE/d) (Q1 2007 — 914). Exit production for the quarter was 1,472 BOE/d compared to 1,150 BOE/d in the same period in 2007. The increase in production is due mainly to the acquisition of Caribou’s Northern Alberta properties. The Company was engaged in an active capital program in the Steen River area of Northern Alberta in the first quarter of 2008, which included 6 oil wells that were completed and put on production during the quarter. Capital programs during the first quarter of 2007 resulted in the completion and tie-in of a gas well in the West Ferrier area of Central Alberta, which continues to produce presently in 2008 at consistent levels.
Revenue before royalties has increased in the first quarter of 2008 by 192% compared to the same period in 2007 due mainly to the initial capital drilling program being completed by the end of March 2008 of the Northern Alberta Steen River assets which increased production, as well as higher commodity prices. It is expected that 2008 revenues will continue to increase as commodity prices continue to climb, and the assets in Northern Alberta continue to be exploited. As expected, royalties and operating expenses have also increased due to the higher production numbers. Operating cash flow is expected to be positive in the upcoming months as the Company continues to develop its Northern Alberta properties.
The holders of the Company’s 10% Senior Subordinated Convertible Notes have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement and subsequent amendments, the Company has until June 3, 2008 to complete the credit facility to be offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $27 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $13 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of the Company at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of 1 year from the date of closing and Notes totaling approximately $6 million will mature 2 years from the closing date.
SELECTED QUARTERLY INFORMATION
(in thousands, except per share and per barrel data)

	Three Months Ended March 31

	2008	2007	Change

Revenue, before royalties	$9,703	$3,325	192%
Cash provided by (used in) operations	$3,323	$817	307%
Net income (loss) applicable to common stockholders	$(2,876)	$(4,017)	28%
Net income (loss) per share — basic	$(0.12)	$(0.27)	56%
Net income (loss) per share — diluted	$(0.12)	$(0.27)	56%
Capital expenditures	$15,589	$3,206	386%
Working capital (deficiency)	$(56,850)	$(46,637)	-22%
Total assets	$90,537	$34,674	161%
Total long-term liabilities	$32,951	$29,385	12%

OPERATIONS SUMMARY
(in thousand’s, except percentages and per share data)

	Three Months Ended
	March 31
	2008	2007	Change

Exit production rate (BOE/d)	1,472	1,150	28%
Petroleum and natural gas revenues	$9,703	$3,325	192%
Average sales volumes (BOE/d)	1,537	914	68%
Net loss	$(928)	$(3,456)	73%
Net loss per share, basic	$(0.04)	$(0.23)	83%
Average number of common shares outstanding — basic	24,470	14,967	63%
Average price for oil and natural gas liquids (US$/Bbl)	$81.04	$39.79	104%
Average price for natural gas (US$/mcf )	$7.13	$6.78	5%
Operating costs per BOE	$21.58	$4.71	358%
General and administrative expenses per BOE net of recovered amounts (excluding stock option expense)	$8.97	$12.80	-30%

PRODUCTION AND REVENUE
(in thousand’s except for percentages, volumes and BOE amounts)

	Three Months Ended
	March 31

	2008	2007	Change

Production
Crude oil and natural gas liquids (Bbls/d)	1,068	257	316%
Natural gas (mcf/d)	2,817	3,942	-29%

Oil equivalent (BOE/d)	1,537	914	68%

Production Revenue
Crude oil and natural gas liquids	$7,876	$920	756%
Natural gas	$1,827	$2,405	-15%

Production revenue	$9,703	$3,325	192%

Average Prices
Crude oil and natural gas liquids ($/bbl)	$81.04	$39.79	103%
Natural gas ($/mcf)	$7.13	$6.78	5%

Oil equivalent ($/BOE)	$69.35	$40.42	72%

The increase in petroleum and natural gas production of 68% in the first quarter of 2008 compared to the prior year includes a 316% increase in crude oil and natural gas liquids production offset slightly by a 29% decrease in natural gas production. The increase was mainly due to the acquisition of Caribou and its Northern Alberta assets at Steen River, which currently produces mainly crude oil. Effective December 1, 2007, a five percent working interest of the majority of these Steen River assets were sold to an arms length partner. The Company at the end of March 31, 2008 had a net working interest of 95% of these Steen River assets sold.
The Company currently has no derivative financial or physical delivery contracts in place and does not see this changing in the near future.

ROYALTIES
(in thousand’s except BOE amounts)

	Three Months Ended March 31

	2008		2007

	$	$/BOE	$	$/BOE

Royalties	2,487	17.78	547	6.66
As a percentage of petroleum and natural gas revenues	26%		16%

Royalties have increased by 354% in the first quarter of 2008 compared to the same period in 2007 due mainly to the increase in oil production from the Caribou acquisition, and the method of recognizing the oil Crown royalties. The Company applied for and received gas cost allowances that reduced gas Crown royalties owing for the year partially offsetting some of the increases in oil Crown royalties. There are some freehold royalties paid which are minimal. Note that effective January 1, 2007, the Alberta Royalty Tax Credit Program was terminated which has caused the royalty percentages to be higher the last two years than in previous years.
The higher crude oil and natural gas liquids commodity prices contributed to the higher royalty per BOE as crude oil prices almost doubled compared to the prior year.
PRODUCTION EXPENSES
(in thousand’s except for percentages and BOE amounts)

	Three Months Ended
	March 31

	2008	2007	Change

Production expenses	$3,019	$387	680%
Production expenses per BOE	$21.59	$4.71	358%

Production expenses increased substantially in the first quarter of 2008 compared to the same period in 2007. The acquisition of the Caribou Northern Alberta properties increased production expenses as these properties were not in the asset base in the prior year. Also, these properties are in remote areas causing operating costs to be higher than normal in the industry. As the Company starts to create efficiencies within the area, it is expected that these production expenses will decline in the future.
GENERAL AND ADMINISTRATIVE EXPENSES
(in thousand’s except for percentages and BOE amounts)

	Three Months Ended March 31

	2008	$/BOE	2007	$/BOE

Gross general and administrative expenses	$1,644	11.75	$1,336	16.24
Overhead recoveries and capitalized general and administrative	$389	2.78	$283	3.44
General and administrative expenses, net of recovered amounts	$1,255	8.97	$1,053	12.80

Gross general and administrative expenses (“G&A”), before overhead recoveries and capitalized G&A, and excluding stock compensation expense, were higher in the first quarter of 2008 when compared to the same period in 2007. On a per BOE basis, the expense is comparable to the prior year. General and administrative expenses have increased on the consulting and legal expense side as the Company tries to finalize the new financing agreement and establish a team of employees in its Didsbury office.
We anticipate much lower general and administrative expenses in the remaining quarters of 2008 once the costs of restructuring the Company are complete.

DEFERRED FINANCING COSTS
Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.
FOREIGN EXCHANGE
The total foreign exchange loss for the first quarter of 2008 was approximately $1.8 million versus $20 thousand in the same period in the prior year. The loss is mainly due to the slight weakening of the Canadian dollar against the US dollar in the first three months of 2008 when restating the Notes and Preferred Shares.
DEPLETION, DEPRECIATION AND ACCRETION
Depletion is determined on the unit-of-production method based on estimated proved reserves at constant prices and costs as determined by independent engineers. Costs of unproven properties, seismic and undeveloped land, net of impairments, are excluded from the depletion calculation and future capital costs associated with proved undeveloped reserves are included.
The increase in depletion, depreciation, and accretion in the first quarter of 2008 of 109% compared to the same period in 2007 is a result of production differences explained previously as well as an increase in the asset base to be depleted from the acquisition of the Caribou assets.
The Company recognizes an asset retirement obligation “ARO” associated with the retirement of tangible long-lived assets as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value and the accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.
INTEREST EXPENSE
Interest expense for the first quarter of 2008 is 17% higher than in the same period in 2007 at $1.4 million versus $1.2 million. The reason for the increase is that the Notes became due on February 1, 2008. The accrued interest rate after that period is substantially higher at 24% per year while the Notes were being restructured. This is offset partially by higher capitalized interest due mainly to the large balance of undeveloped land.
INCOME TAXES
The Company has recorded no current or future income taxes for the first quarter of 2008 or in the same period of 2007. Due to the determination of uncertainty regarding the ultimate recoverability of tax pools, the Company has not recorded a deferred tax asset.
NET LOSS
(in thousand’s except for per share amounts)

	Three Months Ended
	March 31

	2008	2007

Net loss applicable to common shareholders	$(2,876)	$(4,017)
Net loss — per basic share	$(0.12)	$(0.27)
Net loss — per diluted share	$(0.12)	$(0.27)
Weighted average shares outstanding — basic	24,470	14,967
Weighted average shares outstanding — diluted	24,470	14,967

Net loss applicable to common shareholders decreased by $1.2 million to $2.9 million compared to $4.0 million in the prior year. A gain on sale from the sale of its petroleum and natural gas properties in the Candak Prospect area of North Dakota, U.S.A., to an arms-length third party was the majority of the decrease in the net loss offset partially by higher expenses for production, general and administrative, and interest.

LIQUIDITY AND CAPITAL RESOURCES
The Company continues to face a going concern uncertainty. Presently, the Company has a working capital deficiency, as well as a stockholder’s deficiency resulting from operations. The Company does not currently have a loan facility.
The holders of the Company’s 10% Senior Subordinated Convertible Notes have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement and subsequent agreements, the Company has until June 3, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $27 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $13 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of the Company at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of 1 year from the date of closing and Notes totaling approximately $6 million will mature 2 years from the closing date.
The Company had capital expenditures of $15.6 million during the first quarter of 2008 while completing the drilling program of the Northern Alberta assets acquired in 2007 by Caribou. Also included was the purchase of petroleum and natural gas properties in Oklahoma, U.S.A., in exchange for the Company’s common shares recorded based on the fair value of the properties acquired of $3.5 million.
At March 31, 2008 the Company had a working capital deficiency of $56.9 million compared to $46.6 million at March 31, 2007.
The Company has undiscounted future development costs of $19.1 million associated with the development of the Company’s proved non-producing and proved undeveloped properties, as estimated by the independent engineers at the December 31, 2007 reporting period. Should the Company not fulfill its future development obligations, the amount and value of the Company’s proved reserves could be reduced.
RELATED PARTY TRANSACTIONS
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG Exploration Inc. (“JMG”). Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis. During the three months ended March 31, 2008, the Company charged JMG $nil (2007 — $200,588) in capital expenditures including overhead recovery and $45,206 (2007 — $73,946) in operating costs for wells operated by the Company where JMG was a joint venture partner. JMG did not charge the Company any amounts for capital expenditures or operating costs during the three months ended March 31, 2008 and 2007.
The total amount receivable from JMG at March 31, 2008 was $85,230 (December 31, 2007 — $68,202).
During the three months ended March 31, 2008, a corporation controlled by a director or officer of the Company paid the Company $591 (2007 — $nil) in office rent. There was no balance outstanding at March 31, 2008 and December 31, 2007.
The above transactions were conducted in the normal course of operation and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
OUTSTANDING SHARE DATA
As of March 31, 2008, there are 26,655,392 common shares outstanding, 1,778,334 stock options outstanding, 156,250 share purchase warrants outstanding, 3,880,424 common shares reserved for issuance upon conversion of the convertible redeemable notes, and 8,217,143 common shares reserved for issuance upon conversion of the convertible redeemable preferred shares. The increase in common shares from December 31, 2007 is mainly due to the issuance of 2.8 million shares for the purchase of petroleum and natural gas properties in the state of Oklahoma, U.S.A.

CHANGES IN ACCOUNTING POLICIES
Fair Value Measurements
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.
The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.
Offsetting Fair Value Amounts
In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.
RECENT ACCOUNTING PRONOUNCEMENTS
Non-controlling interests in Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The non-controlling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Company does not expect this pronouncement to have a significant impact on our consolidated financial position, results of operations or cash flows.
Business Combinations
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

Disclosure about Derivative Instruments and Hedging Activities
In March 2008, FASB issued Statement 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133. The statement requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and loses on derivative contracts and details of credit-risk-related contingent features in their hedged positions. The statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements. This statement is effective for fiscal years and interim periods beginning on or after November 15, 2008. Management does not expect the adoption of this statement to have a material impact on our results of operations or financial position.
SUBSEQUENT EVENTS
Subsequent to March 31, 2008, on April 30, 2008, the Company purchased 2,048 hectares of undeveloped land in the Steen River area of Northern Alberta for an amount of Cdn$369,920.
On May 15, 2008, the Company entered into an amended agreement with the holders of the Notes to further extend the maturity date of the Notes. The Company now has until June 3, 2008 to complete the credit facility offered by a Canadian bank as described in note 7 of the consolidated financial statements.
ADDITIONAL INFORMATION
Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com or by contacting the Company at Box 1420, 1601 15th Avenue, Didsbury, Alberta, T0M 0W0. Information is also available on the Company’s website at www.jedoil.com.